HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

William T. Hart, P.C.	_________	harttrinen@aol.com
Will Hart	(303) 839-0061	Fax: (303) 839-5414

August 17, 2020

Daniel F. Duchovny

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Carbon Energy Corporation

Schedule 13E-3

Filed July 16, 2020

File No. 005-31849

Preliminary Proxy Statement on Schedule 14A

Filed July 16, 2020

File No. 00-02040

This office represents Carbon Energy Corporation (the “Company”). An amended Schedule 14A and an amended Schedule 13E-3 have been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated July 30, 2020.

The numbers below correspond to the paragraph numbers in the staff’s comment letter.

		Page No.
1.	As Rule 13E-3 and the instructions to Schedule 13E-3 provide for only one filing person, that being Carbon Energy. Although General Instruction C to Schedule 13E-3 (second sentence) requires the disclosure of information with respect to certain other persons, there is only one filing person. By way of example, Item 1005(b) of Regulation M-A clearly makes a distinction between the filing person and the persons mentioned in General Instruction C. Pursuant to General Instruction C, we have added disclosures in the Proxy Statement regarding Yorktown.

2.	Additional disclosure has been added regarding Yorktown.	19,20

3.	See response to comment 1.

4.	Comment complied with.	5, Proxy Crad

5.	Comment complied with.	6, 7, 8

6.	The background of the going private transaction is disclosed in the third paragraph, second sentence, under the heading Summary Term Sheet.	6

7.	Comment complied with.	10

8.	Comment complied with.	6

9.	Comment complied with.	9, 10

10.	Comment complied with.	7, 20

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

           Very Truly Yours,

           HART & HART, LLC

           /s/ William T. Hart

                           William T. Hart

Carbon Energy Letter SEC re Sched 13E & Prelim Proxy Comments 8-17-20